UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549

                              FORM 11-K
 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
  PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                                1934

   (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                        EXCHANGE ACT OF 1934
              For the plan year ended December 31, 1995
                                 or
      (   )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                   SECURITIES EXCHANGE ACT OF 1934
       For the transition period from __________ to _________
                       Commission File Number:
Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Sola Optical
                         401(k) Savings Plan
                           1500 Cader Lane
                         Petaluma, CA 94954


  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Sola International Inc.
                    2420 Sand Hill Road, Ste. 200
                        Menlo Park, CA 94025

                             Sola Optical
                          401(k) Savings Plan

                         Financial Statements

                Years ended December 31, 1995 and 1994




                               Contents

Report of Independent Auditors  ..................................3

Audited Financial Statements

Statements    of    Net    Assets
  Available for Benefits ..........................................4
Statements of Changes in Net Assets
  Available for Benefits ..........................................5
Notes to Financial Statements .....................................6

Supplemental Schedules

Item 27(a) - Schedule of Assets Held
  for Investment Purposes ........................................14
Item 27(d) - Schedule   of
  Reportable Transactions ........................................15
Exhibit 23 - Consent of Independent Auditors  ....................17

                    Report of Independent Auditors

The Administrative Committee
Sola Optical
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sola Optical 401(k) Savings Plan (formerly Sola Optical USA 401(k) Savings Plan) (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In  our  opinion, the financial statements referred to  above  present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1995 and 1994, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



/s/ERNST & YOUNG LLP
June 14, 1996

                             Sola Optical
                          401(k) Savings Plan

            Statements of Net Assets Available for Benefits

                                                                            December 31
                                                                         1995           1994

Assets
Investments, at fair value:
  Mutual funds                                                       $12,098,666   $  7,205,707
  Participant loans                                                      889,790        698,550
  Money market fund                                                      252,834        150,100
                                                                      ----------     ----------
Investments, at contract value:
  Guaranteed investment contracts                                      5,516,282      5,881,915
                                                                      ----------     ----------
                                                                      18,757,572     13,936,272

Interest receivable                                                       31,555         33,801
Employer contributions receivable                                        328,935        363,324
Participant contributions receivable                                       2,859         22,920
                                                                      ----------     ----------
Net assets available for benefits                                    $19,120,921    $14,356,317
                                                                      ----------     ----------

See accompanying notes.

			                          Sola Optical
                          401(k) Savings Plan

      Statements of Changes in Net Assets Available for Benefits

                                                                       Year ended December 31
                                                                         1995           1994

Additions
Contributions:
  Employer                                                            $ 768,784       $ 734,993
  Participant                                                         2,186,646       2,080,048
  Rollover                                                                    -           4,258
                                                                      ---------       ---------
                                                                      2,955,430       2,819,299

Investment income:
  Interest                                                              438,128         419,857
  Dividends                                                             664,907         363,069
  Net realized and
     unrealized
     appreciation
     (depreciation) in
     fair value of
     investments                                                      1,961,328       (569,355)
                                                                      ---------       ---------
                                                                      3,064,363         213,571
                                                                      ---------       ---------
Total additions                                                       6,019,793       3,032,870

Deductions
Benefits paid to participants                                         1,252,789       1,987,806
Investment management fee                                                 2,400           2,880
                                                                      ---------       ---------
Total deductions                                                      1,255,189       1,990,686
                                                                      ---------       ---------
Net increase in net
  assets                                                              4,764,604       1,042,184

Net assets available for plan
  benefits at beginning of year                                      14,356,317      13,314,133
                                                                     ----------       ---------
Net assets available
  for plan benefits at
  end of year                                                       $19,120,921     $14,356,317
                                                                     ----------      ----------

See accompanying notes.

1. Summary of Significant Accounting Policies
Description of Accounting
The financial statements of the Sola Optical 401(k) Savings Plan (formerly Sola Optical USA 401(k) Savings Plan) (the "Plan") are prepared on the accrual basis in conformity with generally accepted accounting principles.
Valuation of Investments
The assets of the Plan are stated at fair value based on quoted market pricing on the last business day of the year. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.
The Plan adopted the American Institute of Certified Public Accountants Statement of Position ("SOP") No. 94-4 in 1995. SOP No. 94-4 requires the Plan to report its guaranteed investment contracts entered into subsequent to December 15, 1993 at fair value. The adoption of SOP No. 94-4 did not have a material effect on the Plan's financial statements. The Plan has one guaranteed investment contract which was entered into subsequent to December 15, 1993. This guaranteed investment contract is valued at contract value which management believes approximates fair value. The average yield and crediting interest rate on this contract was 6.81% for 1995.
Crediting interest rates are applied to investment balances daily. The net effective interest rate on the daily balance is guaranteed to equal the stated annual rate of 6.81%.
Administrative Expenses
Administrative expenses of the Plan (including trustee's fees), other than the investment management fee, are paid directly by the Plan's administrator, Sola Optical, USA. Inc. (the "Company"), and are not reflected in the accounts of the Plan.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan and Funding Policy
The Plan is a defined contribution plan which provides eligible employees long-term savings programs to supplement Company or government retirement benefits. The Plan covers all full-time and regular part-time employees who are not members of a collective bargaining agreement. Employees are eligible to participate in the Plan beginning on the first day of the calendar quarter following the completion of one year of employment in which 1,000 hours of service have been completed with the Company. Participants are fully vested in their Plan accounts at all times.
Participating employees may select a contribution amount between 1% and 16% of their compensation up to $9,240 for 1995 and 1994. Contributions are subject to certain discrimination tests imposed by the Internal Revenue Service for highly compensated employees.
The Company's Board of Directors determines the Company's matching contribution to the Plan. The Company's matching contribution will be allocated to the account of each participant who is still employed on the allocation date, has retired at age 65 or later, has died or becomes disabled during the period ended on the allocation date. Only those eligible participants who have made before-tax contributions during the preceding six months and who meet these requirements will receive matching contributions. The Company's matching contribution was 50% of employee before-tax contributions, up to a maximum of 50% of the first 6% of before-tax compensation contributed by participants. Participants are fully vested in the matching contributions on the allocation date.
Participating   employees  may  apply   to   the   Plan   for   loans,
collateralized by the participant's account, in an amount not exceeding the lesser of 50% of the present value of the participant's account balance or an amount which may be amortized by scheduled payments of principal and interest, each of which are not greater than 10% of the participant's gross monthly salary, up to $50,000. The loan term may be for a period of one to five years with the exception of residential loans, which may be up to 10 years. Principal payments are due at each pay period, with interest at rates which approximate market as periodically determined by the Plan's administrative committee.
Employees terminating, or qualifying under certain "hardship" rules as prescribed by the Internal Revenue Service, may elect to receive distributions from the Plan. Employees attaining age 70 1/2 are required to commence receiving distributions by April 1 of the following calendar year.
The Company anticipates that the Plan will continue indefinitely but assumes no contractual liability as to its continuance. In the event that the Plan is terminated, each participant is fully vested in his account.

The Plan is administered by the Company. The Plan's records are maintained by Watson Wyatt, actuaries and consultants. The Company, however, determines questions of eligibility for participation, interprets the plan provisions, communicates with participants and their beneficiaries, and is otherwise generally responsible for plan operations. The trustee for the Plan is State Street Bank and Trust Company.
Participants may choose to invest in the following investment instruments via the funds described below:

               Fund Description                          Type of Investment Instrument
Fidelity Magellan Fund                          Corporate common stocks
Financial Industrial Income Fund                Dividend-paying common stocks, convertible
                                                bonds, preferred stocks, and straight debt
                                                securities
Vanguard Asset Allocation Fund                  Common stocks, long-term U.S. Treasury bonds,
                                                and cash
First Stable Value Fund                         Investment contracts with insurance companies,
                                                banks, and other financial institutions
Guaranteed Investment Contracts                 Fixed income contracts guaranteed by various
                                                insurance companies

In addition, contributions are temporarily invested in a short-term investment fund in order to earn interest until such time as they are invested in the funds noted above.

3. Tax Status of the Plan
The Plan obtained its latest determination letter on April 20, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statement.

                             Sola Optical
                          401(k) Savings Plan

               Notes to Financial Statements (continued)


4.  Statement  of  Changes  in Net Assets Available  for  Benefits  by
Investment Fund

The following schedules detail the changes in net assets available for benefits for the years ended December 31, 1995 and 1994 by investment program. The Short-Term Investment Fund is maintained for cash balances held pending investment or disbursement to participants. Contributions receivable and interest receivable are not allocated by investment fund until such amounts are received.

                                    Fidelity          Financial      Vanguard Asset     First Stable
                                  Magellan Fund      Industrial      Allocation Fund     Value Fund
                                                     Income Fund
Net assets available at
December 31, 1994                 $ 3,452,184       $ 1,756,315       $ 1,997,208         $       -

Additions
Contributions:
Employer                              230,399           109,313           138,428            62,374
Participant                           656,605           286,416           407,148           160,428
                                    ---------         ---------         ---------          --------
Total contributions                   887,004           395,729           545,576           222,802

Investment income:
Interest                                    -                 -                 -                 -
Dividends                             320,157           107,732           236,624                22
Net realized and unrealized
appreciation
in fair value of investments        1,021,195           350,875           560,510            28,270
                                    ---------          --------         ---------          --------
                                    1,341,352           458,607           797,134            28,292
       	                       	    ---------          --------         ---------          --------
Total additions                     2,228,356           854,336         1,342,710           251,094

Deductions
Benefits paid to participants         292,096            94,066           185,996                 -
Other expenses                              -                 -                 -                 -
                                    ---------         ---------         ---------          --------
Total deductions                      292,096            94,066           185,996                 -
Transfers                             162,297          (267,188)          301,719           591,793
	                                   ---------         ---------         ---------          --------
Net increase (decrease)             2,098,557           493,082         1,458,433           842,887
                                    ---------         ---------         ---------          --------
Net assets available at
December 31,1995                  $ 5,550,741       $ 2,249,397       $ 3,455,641         $ 842,887
                                    ---------         ---------         ---------          --------

                                   Guaranteed                          Short-Term
                                   Investment                        Investment Fund
                                    Contracts        Participant     and Receivables        Total
                                                        Loans
Net assets available at
December 31, 1994                 $ 5,881,915         $ 698,550        $ 570,145       $ 14,356,317

Additions
Contributions:
Employer                              262,659                 -          (34,389)           768,784
Participant                           675,572                 -              477          2,186,646
                                    ---------          --------         --------         ----------
Total contributions                   938,231                 -          (33,912)         2,955,430

Investment income:
Interest                              371,877            38,196           28,055            438,128
Dividends                                 372                 -                -            664,907
Net realized and unrealized
appreciation
in fair value of investments                -                 -              478          1,961,328
       	                            ---------          --------         -------- 	 ----------
                                      372,249            38,196           28,533          3,064,363
                                    ---------          --------         --------         ----------
Total additions                     1,310,480            38,196           (5,379)         6,019,793

Deductions
Benefits paid to participants         617,887            58,745            3,999          1,252,789
Other expenses                          2,400                 -                -              2,400
	                                   ---------          --------         --------         ----------
Total deductions                      620,287            58,745            3,999          1,255,189
Transfers                          (1,055,826)          211,789           55,416                  -
	                                   ---------          --------         --------         ----------
Net increase (decrease)              (365,633)          191,240           46,038          4,764,604
      	                             ---------          --------         --------         ----------
Net assets available at
December 31, 1995            		   $ 5,516,282         $ 889,790        $ 616,183        $19,120,921
                                    ---------          --------         --------         ----------


                             Sola Optical
                          401(k) Savings Plan

               Notes to Financial Statements (continued)


4. Statement of Changes in Net Assets Available for Benefits by Investment Fund (continued)

                                    Fidelity          Financial      Vanguard Asset
                                  Magellan Fund      Industrial      Allocation Fund
                                                     Income Fund
Net assets available at
December 31, 1993                 $ 2,835,989       $ 1,859,516        $ 2,125,966

Additions
Contributions:
Employer                              209,610           121,559            137,612
Participant                           616,461           316,962            364,413
Rollover                                1,810               816                816
       	                            ---------         ---------          ---------
Total contributions                   827,881           439,337            502,841

Investment income:
Interest                                    -                 -                  -
Dividends                             130,914           148,775             83,380
Net realized and unrealized
(depreciation)
in fair value of investments         (207,928)         (221,248)          (140,179)
                                    ---------         ---------          ---------
                                      (77,014)          (72,473)           (56,799)
		                                  ---------         ---------          ---------
Total additions                       750,867           366,864            446,042

Deductions
Benefits paid to participants         303,021           207,261            211,313
Other expenses                              -                 -                  -
		                                  ---------         ---------          ---------
Total deductions                      303,021           207,261            211,313
Transfers                             168,349          (262,804)          (363,487)
	                                   ---------         ---------          ---------
Net increase (decrease)               616,195          (103,201)          (128,758)
	                                   ---------         ---------          ---------
Net assets available at
December 31, 1994	                $ 3,452,184       $ 1,756,315        $ 1,997,208
                                    ---------         ---------          ---------

                                   Guaranteed                          Short-Term
                                   Investment                        Investment Fund
                                    Contracts        Participant     and Receivables        Total
                                                        Loans
Net assets available at
December 31, 1993                 $ 5,368,767         $ 576,124         $ 547,771        $ 13,314,133

Additions
Contributions:
Employer                              297,639                 -           (31,427)            734,993
Participant                           763,343                 -            18,869           2,080,048
Rollover                                  816                 -                 -               4,258
	                                   ---------           -------           -------          ----------
Total contributions                 1,061,798                 -           (12,558)          2,819,299

Investment income:
Interest                              380,221            38,084             1,552             419,857
Dividends                                   -                 -                 -             363,069
Net realized and unrealized
(depreciation)
in fair value of investments                -                 -                 -            (569,355)
                                    ---------           -------           -------          ----------
                                      380,221            38,084             1,552             213,571
	                                   ---------           -------           -------          ----------
Total additions                     1,442,019            38,084           (11,006)          3,032,870

Deductions
Benefits paid to participants       1,221,127            45,084                 -           1,987,806
Other expenses                          2,880                 -                 -               2,880
	                                   ---------           -------           -------          ----------
Total deductions                    1,224,007            45,084                 -           1,990,686
Transfers                             295,136           129,426            33,380                   -
                                    ---------           -------           -------          ----------
Net increase (decrease)               513,148           122,426            22,374           1,042,184
                                    ---------           -------           -------          ----------
Net assets available at
December 31, 1994                 $ 5,881,915         $ 698,550         $ 570,145        $ 14,356,317
       	                            ---------           -------           -------          ----------



  5. Investments at Fair Value That Represent Over 5% of Net Assets The trustee of the Plan has custody of the Plan's investment assets and executes investment transactions. The following investment balances at fair value represent individual investments in excess of 5% of net assets available for plan benefits.

                                                                            December 31
                                                                         1995           1994
                                                                       ----------------------
Mutual Funds
  Fidelity Magellan Fund                                             $5,550,741     $3,452,184
  Financial Industrial Income Fund                                    2,249,397      1,756,315
  Vanguard Asset Allocation Fund                                      3,455,641      1,997,208

Guaranteed Investment Contracts
  John Hancock Mutual Life Insurance Company                          1,695,349      1,788,086
  Hartford Life Insurance Company                                     1,854,739      1,048,893
  Massachusetts Mutual Life Insurance Company                           922,054      1,029,181
  Metropolitan Life Insurance Company                                         -      1,358,302


6.     Subsequent Events

In January 1996, the Plan changed trustees and recordkeepers. The new trustee is Chase Manhattan Bank and the new recordkeeper is 20th Century Services Incorporated.

			     Sola Optical
                          401(k) Savings Plan

     Item 27(a) - Schedule of Assets Held for Investment Purposes

                           December 31, 1995



Identity of Issue            Description of Asset  Shares           Cost            Fair Value

* State Street Bank and      Collective Trust
Trust -
Short-Term Investment Fund      Fund               252,834           $ 252,834       $ 252,834
   Fidelity Magellan Fund    Mutual Fund            64,559           4,709,838       5,550,741
   Financial Industrial      Mutual Fund           176,839           2,058,563       2,249,397
Income Fund
   Vanguard Asset            Mutual Fund           202,677           2,973,634       3,455,641
Allocation Fund
   First Stable Value Fund   Pooled Fund            49,303             843,175         842,887
   Hartford Life Insurance   Guaranteed
Company -                    Investment
GIC - maturity date 7/1/99   Contract            1,854,739           1,854,739       1,854,739
   Metropolitan Life         Guaranteed
Insurance                    Investment
Company - GIC - maturity     Contract
date
6/30/96                                            658,849             658,849         658,849
   New York Life Insurance   Guaranteed
Company - GIC - maturity     Investment
date                         Contract
 6/30/96                                           315,291             315,291         315,291
   Massachusetts Mutual      Guaranteed
Life Insurance Company -     Investment
GIC -                        Contract
maturity date 6/30/98                              992,054             992,054         992,054
   John Hancock Mutual Life  Guaranteed
Insurance Company - GIC -    Investment
maturity date 6/30/98        Contract            1,695,349           1,695,349       1,695,349
* Participant loans          (6% to 10%)                 -             889,790         889,790
                                                                     ----------     ----------             ----------
Total investments                                                  $ 17,244,116   $ 18,757,572
                                                                     ----------     ----------


* Indicates party-in-interest.


                             Sola Optical
                          401(k) Savings Plan

           Item 27(d) - Schedule of Reportable Transactions

                     Year ended December 31, 1995




                                                                Current        Net
                                                                Value of    Realized
                                                                Asset on       Gain
  Description of       Number of    Transaction    Cost of     Transacti      (Loss)
       Asset         Transactions       Type        Asset       on Date

Category (iii) - a series of transactions in excess of 5% of plan assets

State Street Bank    104            Purchase      $ 2,390,661   $ 2,390,661
and Trust Short-
Term Investment
Fund*
State Street Bank    46             Sale            2,287,928     2,287,928
and Trust Short-
Term Investment
Fund*
Fidelity Magellan    49             Purchase        1,708,011     1,708,011
Fund
Fidelity Magellan    38             Sale              541,399      630,649     $ 89,250
Fund
Financial            48             Purchase          571,014      571,014
Industrial Income
Fund
Financial            34             Sale              440,048      428,808      (11,240)
Industrial Income
Fund
Vanguard Asset       50             Purchase        1,276,462    1,276,462
Allocation Fund
Vanguard Asset       32             Sale              347,012      378,539       31,527
Allocation Fund
First Stable Value   23             Purchase        1,529,537    1,529,537
Fund
First Stable Value   17             Sale              686,362      715,398       29,036
Fund
Hartford Life        36             Purchase        1,009,657    1,009,657
Insurance Company-
GIC
Hartford Life        9              Sale              203,811      203,811
Insurance Company-
GIC
Metropolitan Life    12             Purchase           82,311       82,311
Metropolitan Life    8              Sale              781,764      781,764
Participant Loans    39             Purchase          689,912      689,912
Participant Loans    96             Sale              498,671      498,671

Note 1: There were no category (i), (ii) or (iv) reportable transactions during 1995.

* Invested in pooled funds of State Street Bank and Trust Company (Trustee), a Party-
In-Interest as defined by ERISA.



                  		        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Sola Optical 401(k) Savings Plan
By: Sola Optical 401(k) Savings Plan Administrative Committee


/s/ Stephen J. Lee
Stephen J. Lee
Dated:  June 28, 1996
Vice President, Human Resources

                                    					Exhibit 23

CONSENT OF ERNST & YOUNG LLP, INDENPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No.333-4489) pertaining to the Sola Optical 401(k) Savings Plan of our report dated June 14, 1996, with respect to the financial statements and supplemental schedules of the Sola Optical 401(k) Savings Plan included in this Annual Report (Form 11-K) for the year ended
December 31, 1995.


/s/ERNST & YOUNG LLP

Palo Alto, California
June 28, 1996